Filed by Chesapeake Utilities Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Florida Public Utilities Company
Commission File No.: 001-10608
Date: April 20, 2009

Dear Fellow Employees:
We have some very exciting news to share with you. Chesapeake Utilities Corporation and Florida Public Utilities have reached an agreement to merge. Right now, meetings are being held throughout both companies informing all employees about the merger, and a press release officially announcing our agreement was issued this morning.
We believe this merger is truly a case where the whole is greater than the sum of its parts. Individually, Chesapeake and FPU have very bright futures. But together, we have an even brighter and stronger shared future.
As we have proceeded through the merger discussions, our shared values and similar approach to doing business have become clearer and clearer. We are confident that this will be a smooth transition and the right strategic move for both companies. Following are some of the benefits we expect from the merger:
•	Increased Scale and Scope: The geographic footprint, number of total customers served, and the diversity of service offerings will increase as a result of the transaction. The combined operations will include substantial customer bases for electric, natural gas and propane in several key markets across Florida including the Southeast, Central, Northeast and Panhandle geographic areas.

•	Future Growth Potential: While the economic climate in Florida has slowed, the long-term forecasts still project Florida to be among the fastest growing states in the country. State projections for Florida anticipate that population growth will begin to slowly increase again in 2010, at which time the companies expect that the combined company will be well positioned to help meet the energy needs of new residential consumers in our combined service territory, along with the commercial development that typically follows. The merger is expected to create a stronger company with increased capabilities to serve the future growth.

•	Florida’s Supportive Natural Gas Regulatory Climate: Florida’s regulatory commission has a long history of actively promoting natural gas expansion throughout the state. Actions taken in recent years by the Governor, the legislature and Florida regulators all underscore that Florida is a great place to grow the natural gas business.

Joint Letter - Page 1 of 3

•	Shared Gas Experience and Expertise: The companies anticipate that the combined company will benefit greatly from each other’s outstanding experience and expertise in the natural gas and propane distribution businesses. In addition, Florida Public Utilities’ electric business will expand Chesapeake’s energy portfolio, as well as its utility foundation.

•	Synergistic Opportunities: The companies anticipate that the merger will offer opportunities for both companies to operate more effectively, create efficiencies at all levels of the new organization, and employ best practices.

•	Increased Financial Strength: Increased scale and scope is expected to further strengthen the balance sheet of the combined company, adding increased financial flexibility and enhanced access to capital markets. Chesapeake expects to maintain its dividend policy consistent with past practice.

•	Steadfast Community Involvement: Chesapeake and Florida Public Utilities have and will continue to be committed to the communities in which they operate, and both have strong track records for safety.
Now that we’ve outlined the many benefits of the merger, here’s how the merger will work and what we expect the resulting company to look like.
Under the merger agreement, which was approved unanimously by both companies’ Boards of Directors, Florida Public Utilities stock will be exchanged for shares of Chesapeake Utilities Corporation stock. As the merger is conditioned upon a number of approvals or reviews by federal and state regulatory authorities, our next step is to seek the necessary approvals for the transaction. In addition, both companies will be asking their shareholders to approve the transaction, which requires a filing process with the Securities and Exchange Commission. Given the required regulatory filings and the regulatory and shareholder approvals that must be obtained, we currently project the merger to be final in the fourth quarter of 2009.
After the closing, Central Florida Gas, a division of Chesapeake, and Florida Public Utilities will integrate their operations. Initially, the two Florida units will continue to operate individually as Central Florida Gas and Florida Public Utilities but will work towards combining the two entities. Once the businesses are integrated, the combined Florida operations will conduct business under the name of Florida Public Utilities.
As a result of the merger, the combined organization will have an increased geographic footprint serving approximately 34 counties throughout Florida. The combination of the Florida operations will increase the number of regulated Florida utility customers to more than 97,000 and unregulated Florida propane customers to approximately 15,000 based on year end 2008 customer counts.
The merger will create a combined energy company that primarily serves the Mid-Atlantic and Florida markets with assets totaling $595 million and serving approximately 200,000 customers, based upon 2008 numbers. In total, our combined company will serve approximately 117,000 natural gas, 48,000 propane and 31,000 electric customers.

Joint Letter - Page 2 of 3

By now you are probably wondering what you, as an employee, can expect. First, we would like to reiterate that of all the interests and values shared between Chesapeake and FPU, among the most dominant is our commitment to our people. We truly value your contributions. Each company has an excellent history of treating its employees fairly and honestly. Throughout this process, we will continue our commitment to strong employee relations, and we will maintain an open and honest line of communication with you. In fact, we’ve set up a centralized resource where you can send e-mail inquiries and receive responses within 72 hours. The e-mail address is sharedfuture@chpk.com.
At this time, all employees will continue in their current roles and should continue to conduct business as usual. In the future, we will be forming transition teams consisting of key employees from each company in various locations. They will be asked to assess systems needs, processes, procedures, facilities requirements, office locations and staffing. These teams will in turn make recommendations to an Integration Committee comprised of senior level managers from each company. The Integration Committee will then make recommendations to the Executive Oversight Committee, which will include Mike McMasters, Chesapeake’s Chief Operating Officer, and the two of us. The transition teams will evaluate what synergy opportunities exist in all areas. At this point, it is too early for us to speculate what exact recommendations the teams will make.
As you might expect, a lot will be happening in the coming months and we will communicate with you regularly to ensure that you are updated with timely, accurate information. Over the next few days, we will be visiting the Florida offices of both companies and look forward to discussing the merger with you and answering questions you may have. Members of Chesapeake’s Senior Management Team will also be visiting offices outside of Florida to discuss the merger.
We also believe this merger will have a positive effect on the Florida community. Customers will continue to receive the high-level of quality service they are accustomed to, and we do not foresee any immediate impact on our services or rates to customers.
We are both very excited about this merger and the opportunity it represents for our companies, employees, customers and shareholders. Thank you for your continued hard work, enthusiasm and loyalty to our companies and to our customers. We are both looking forward to meeting and talking with you in the coming weeks.
Sincerely,

John R. Schimkaitis President and CEO Chesapeake Utilities Corporation	Jack English Chairman, President and CEO Florida Public Utilities

Joint Letter - Page 3 of 3

IMPORTANT INFORMATION:
Additional Information and Where to Find It
In connection with the proposed merger, Chesapeake will file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC’s Web site. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s Web site at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ Web site at www.fpuc.com/about_us/invest.asp.
Participants in the Solicitation
Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.